FOIA CONFIDENTIAL TREATMENT REQUEST	+1 617 526 6000 (t)
+1 617 526 5000 (f)

The entity requesting confidential treatment is:
uniQure B.V.
Meibergdreef 61
Amsterdam
The Netherlands
Attn: Jörn Aldag
Chief Executive Officer
+31-20-566-7394

January 17, 2014

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey P. Riedler; Scot Foley

Re:     uniQure B.V.
Registration Statement on Form S-1
Filed January 2, 2014
File No. 333-193158

Ladies and Gentlemen:

On behalf of uniQure B.V. (the “Company”), set forth below is additional information to supplement the Company’s response to Comment 1 contained in the letter dated January 14, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Registration Statement on Form F-1 (File No. 333-193158) filed by the Company on January 2, 2014. The supplemental response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

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Rule 83 Confidential Treatment Request by uniQure B.V.
Request #1

To provide further information for the Staff’s consideration, the Company supplementally advises the Staff that the Company currently anticipates that the price range for this offering will be within the range of $[**] (€[**]) to $[**] (€[**])  per share (before giving effect to a share consolidation, having the effect of a reverse stock split, that the Company plans to implement prior to completion of the offering). This estimated price range is based on a number of factors, including the Company’s future prospects and those of the Company’s industry in general, the Company’s financial and operating information in recent periods, the market prices of securities of companies engaged in activities similar to the Company’s, existing conditions in the public capital markets and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

uniQure B.V. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Jörn Aldag, Chief Executive Officer, uniQure B.V., Meibergdreef 61, Amsterdam, The Netherlands,  Tel: +31-20-566-7394, before it permits any disclosure of the underlined and highlighted information in Request #1.

The Company notes that once the estimated price range for this offering has been determined, it will disclose the estimated price range for this offering in a subsequent amendment to the Registration Statement. The Company will, to the extent necessary, include in such amendment to the Registration Statement a quantitative and qualitative discussion of each significant factor contributing to the difference between the fair value of its recent equity issuances and the estimated offering price. The Company respectfully notes that, as no equity issuances in the past nine months are being recorded at a fair value per share below the estimated offering range, it does not currently anticipate that any such discussion will be required.

*****

The Company respectfully requests that the Staff return this letter to the undersigned pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review.  For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose.  We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6000. Thank you for your assistance.

Very truly yours,

Timothy J. Corbett

cc:                                Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission
100 F Street N.E., Mail Stop 2736
Washington, D.C. 20549